Bridgewater Place • Post Office Box 352

Grand Rapids, Michigan 49501-0352

 Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

Kimberly A. Baber	Direct: 616 / 336-6851
kababer@varnumlaw.com

April 5, 2010

Filed Via Edgar

Ms. Kathryn McHale

Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4561

            Re:      Independent Bank Corporation

                        Amendment No. 1 to Registration Statement on Form S-4

                        Filed on March 12, 2010

                        File No. 333-164546

Dear Ms. McHale:

            On behalf of Independent Bank Corporation, a Michigan corporation ("IBC"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated March 19, 2010 with respect to the above-referenced registration statement on Form S-4, filed by IBC on January 27, 2010, as amended by Amendment No. 1 filed by IBC on March 12, 2010 (as amended, the "Registration Statement"), in connection with the proposed offer by IBC to exchange common shares, par value $1.00 per share ("Common Shares"), for up to all of the $90,100,000 in aggregate liquidation preference of the outstanding trust preferred securities (the "Trust Preferred Securities") of IBC Capital Finance II, IBC Capital Finance III, IBC Capital Finance IV, and Midwest Guaranty Trust I (the "Exchange Offers"), on the terms and subject to the conditions set forth in the Registration Statement.

            In connection with this response IBC is also filing with the Commission Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which reflects the responses set forth below, as appropriate.

            To facilitate the Staff’s review, this letter includes each of the Staff’s comments in bold followed by a response to the Staff’s comments. Capitalized terms used in the following responses without definition have the meanings specified in Amendment No. 2.

Securities and Exchange Commission

Division of Corporation Finance

April 5, 2010

Amendment No. 1 to Registration Statement on Form S-4

General

1.         We note your response to comment two in our letter dated February 23, 2010; however, we reissue that part of our comment asking you to revise to disclose the maximum amount offered for each class of subject security.  Currently, you disclose that up to 79,000,000 shares will be issued in exchange for the trust preferred securities issued by IBC Capital Finance III, IBC Capital Finance IV and Mid-Guaranty Trust I and that 101,200,000 shares will be issued for IBC Capital Finance II.  Please revise to clarify that you are conducting four separate exchange offers and disclose the maximum amount offered for IBC Capital Finance III's trust preferred securities, the maximum offered for IBC Capital Finance IV's trust preferred securities, and the maximum amount offered for Mid-Guaranty Trust I's trust preferred securities.  Please also include the maximum amounts on the cover page and in the summary.

            We have made these revisions to Amendment No. 2.  Please see the tables on the cover page and on page 4.  Please also see the revisions on the cover page, "Terms of the Exchange Offers" on page 12, "Terms of the Exchange Offers – General" on page 114, and "Proration" on page 115.

2.         We note your response to comment four in our letter dated February 23, 2010 and your statement that extensions will be "in accordance with Commission's regulations."  Please specifically confirm that if you adjust the pricing formula, the Exchange Value or Early Tender Premium, then the offer will be extended so that at least ten business days remain in the offer.  Refer to Rule 14e-1(b).

            This is to confirm, on behalf of IBC, that if IBC adjusts the pricing formula, the Exchange Value, or the Early Tender Premium Value, then the offer will be extended so that at least ten business days remain in the offer.

3.         We note your response to comment five in our letter dated February 23, 2010.  Please tell us when the Early Tender Premium Value period will expire.  In addition, please revise so that at least ten business days remain in the offer after the expiration of the Early Tender Premium Value period.

            IBC intends to leave the exchange offer open for a period of 20 business days and to have the Early Tender Premium Deadline occur on the 10th business day.  As a result, there will be 10 business days remaining in the offer after the Early Tender Premium Deadline.

Securities and Exchange Commission

Division of Corporation Finance

April 5, 2010

            For purposes of Amendment No. 2, we have inserted the following dates into the Registration Statement:

            Commencement Date                                     April 12, 2010

            Early Tender Premium Deadline                     April 23, 2010

            Expiration Date                                               May 7, 2010

            However, we do not intend to commence the Exchange Offers until the Registration Statement has been declared effective.  Therefore, the dates set forth above may change based on the timing of the Staff's review.

4.         We note your response to comment six in our letter dated February 23, 2010.  Because you are conducting four separate offers, revise to clarify that for each offer, acceptance will be pro rata per class.  Please revise to disclose that the partial offers are for "up to all" of each class of trust preferred.

            IBC has complied with the Staff's request.  Please see the response to Staff Comment No. 1 above, including the referenced revisions made to the Registration Statement.

5.         Please provide us with a copy of the draft letter of transmittal for our review with your next amendment.  We may have further comment.

A draft letter of transmittal has been filed as Exhibit 99.1 with Amendment No. 2.

* * * * *

            IBC has advised us that it acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission

Division of Corporation Finance

April 5, 2010

We appreciate the efforts of the Staff and look forward to resolving the above comments, as IBC would like to be in a position to commence the proposed Exchange Offers as soon as possible.  If you have any questions regarding this letter or Amendment No. 2, please contact me at (616) 336-6851 or Robert Shuster, Chief Financial Officer of IBC, at (616) 527-9450.

Very truly yours,

Varnum LLP

/s/ Kimberly A. Baber

Kimberly A. Baber

c:         Robert N. Shuster